SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No.#17)

                       HEWLETT-PACKARD COMPANY

                          (Name of Issuer)

               Common Stock, $1.00 par value per share

                  (Title of Class of Securities)

                             428236103
                           (CUSIP Number)



     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
     Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         David Packard ###-##-####


     2   Check the Appropriate Box if a Member of a Group
                                                 (a) [ ]
         Not Applicable                          (b) [ ]


     3   SEC Use Only


     4   Citizenship or Place of Organization

         United States of America


                            5    Sole Voting Power

          NUMBER OF              46,587,014 shares
            SHARES
         BENEFICIALLY
           OWNED BY         6    Shared Voting Power
             EACH
          REPORTING              25,170,400 shares
            PERSON
             WITH
                            7    Sole Dispositive Power

                                 46,587,014 shares


                            8    Shared Dispositive Power

                                 25,170,400 shares


     9   Aggregate Amount Beneficially Owned by Each Reporting Person

         71,757,414 shares


    10   Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares
                                                  [   ]
         Not Applicable


    11   Percent of Class Represented by Amount in Row (9)

         14.0%


    12   Type of Reporting Person

         IN
     __________________________________________________________________


     Item 1(a).    Name of Issuer:

                   Hewlett-Packard Company

     Item 1(b).    Address of Issuer's Principal Executive Offices:

                   3000 Hanover Street, Palo Alto, CA 94304

     Item 2(a).    Name of Person Filing:

                   David Packard

     Item 2(b).    Address of Principal Business Offices:

                   1501 Page Mill Road, Palo Alto, CA 94304

     Item 2(c).    Citizenship:

                   United States of America

     Item 2(d).    Title of Class of Securities:

                   Common Stock of $1.00 par value per share

     Item 2(e).    CUSIP Number:

                   428236103

     Item 3.  Type of Person Reporting under Rules 13d-1(b) or 13d-2(b):

              Not applicable

     Item 4.  Ownership

              (a)  Amount Beneficially Owned: 71,757,414
              (b)  Percent of Class:      14.0%
              (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        46,587,014
                  (ii)  Shared power to vote or to direct the
                        vote: 25,170,400
                  (iii) Sole power to dispose or to direct the
                        disposition of: 46,587,014
                  (iv) Shared power to dispose or to direct the disposition of: 25,170,400

     Item 5.  Ownership of Five Percent or Less of a Class

              Not Applicable

     Item 6.  Ownership of More Than Five Percent on Behalf of
              Another Person

              Not Applicable

     Item 7.  Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company

              Not Applicable

     Item 8.  Identification and Classification of Members of the
              Group

              Not Applicable

     Item 9.  Notice of Dissolution of Group

              Not Applicable

     Item 10. Certification

              Not Applicable

     SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 1, 1996


                                       /s/DAVID PACKARD
                                       David Packard




     February 5, 1996

     Securities and Exchange Commission
     Judiciary Plaza
     450 Fifth Street, N.W.
     Washington, D.C. 20549

         Re:  David Packard; Amendment No. 17 to Schedule 13G;

     Ladies and Gentlemen:

     Pursuant to Section 13(g) under the Securities Exchange Act of 1934, as amended, and the rules thereunder, I am transmitting, on behalf of Mr. David Packard, an Amendment No. 17 to Schedule 13G dated today's date in connection with the ownership of equity securities of Hewlett-Packard Company.

     If you have any questions or comments concerning the above, please contact me at (415) 857-3755.

     Very truly yours,

     /s/ ANN O. BASKINS
     Ann O. Baskins
     Assistant Secretary and Managing Counsel
     DATE:    February 5, 1996